02045883

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 3, 2002

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

1. Registrant's Immediate Report, dated July 2, 2002, as filed with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, concerning the resolutions, which were approved during the Registrant's General Shareholders meeting.

SUPER - SOL LTD. שופר-סל בע"מ
COMPANY SECRETARIAT - LEGAL DEPARTMENT מזכירות החברה - מחלקה משפטית

July 2, 2002

The Securities Authority
22 Kanfei Nesharim Street
Jerusalem 95464
(By Fax & Registered Mail)

Tel Aviv Stock Exchange Ltd
54 Ahad Haam Street
Tel Aviv
(By Fax & Registered Mail)

Registrar of Companies
POB 767
Jerusalem 91077
(Registered Mail)

Re: <u>Immediate report regarding the voting results in the Annual Meeting</u>

Following are the resolutions of the annual stockholders' meeting of Super-Sol Ltd ("the Company") that took place on July 2ed 2002, 08:30 AM at the Company's registered offices at 30 Shmotkin Benyamin St., Rishon Lezion.

<u>On the agenda</u>:

1. Discussion of the financial statements and the board of directors' report on the state of the Company's affairs for the period from 1st January 2001 to 31st December 2001.

2. The election of two members to the Company's board of directors, not being external directors, pursuant to regulation 75 of the Company's articles of association. The candidates for election are board members Dalia Lev and Leni Reccanati.

קרית שופר-סל, רח' שמוטקין בנימין 30 , ראשון לציון מיקוד 75363
SUPER-SOL LOGISTIC PARK, 30 SHMOTKIN BENYAMIN ST., RISHON LEZION 75363 ISRAEL
TEL: 972 (3) 948-1727 FAX: 972 (3) 950-5817 EMAIL: PNINAO@SUPERSOL.CO.IL

SUPER - SOL LTD. שופר-סל בע"מ

COMPANY SECRETARIAT - LEGAL DEPARTMENT מזכירות החברה - מחלקה משפטית

3. Approval of the remuneration of the Company's directors and external directors, at the maximum amounts prescribed in grade 4 of the Second and Third Schedules of the Companies Regulations (Rules on the Remuneration and Expenses of an External Director), 5760-2000.

4. The appointment of KPMG Somekh Haikin, CPA, of 17 Ha'arba Street, Tel Aviv as the Company's auditors.

5. The board of directors' report on the auditors' remuneration for audit services.

It has been resolved:

To approve all proposals on the agenda by the following majority:

A. The proposal specified in section 2 above approved by a majority of 100% of the shareholders who participated and voted in the meeting.
B. The proposal specified in section 3 above approved by a majority of 100% of the shareholders who participated and voted in the meeting.
C. The proposal specified in section 4 above approved by a majority of 98.6% of the shareholders who participated and voted in the meeting.

קרית שופר-סל, רח' שמוטקין בנימין 30 , ראשון לציון מיקוד 75363

SUPER-SOL LOGISTIC PARK, 30 SHMOTKIN BENYAMIN ST., RISHON LEZION 75363 ISRAEL

TEL: 972(3)948-1727 FAX: 972 (3) 950-5817 EMAIL: PNINAO@SUPERSOL.CO.IL

SUPER - SOL LTD. שופר-סל בע"מ

COMPANY SECRETARIAT - LEGAL DEPARTMENT מזכירות החברה - מחלקה משפטית

Present at the meeting – 122,038,928 Ordinary Shares of the Company.

Sincerely yours,

Linda Shafir

General Counsel and Corporate Secretary

V:\maz-hev\asefa\36402

קרית שופר-סל, רח' שמוטקין בנימין 30 , ראשון לציון מיקוד 75363

SUPER-SOL LOGISTIC PARK, 30 SHMOTKIN BENYAMIN ST., RISHON LEZION 75363 ISRAEL

TEL: 972 (3) 948-1727 FAX: 972 (3) 950-5817 EMAIL: PNINAO@SUPERSOL.CO.IL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd.
(Registrant)

By ____________
Amit Leibovich, Adv.

Dated: July 3, 2002

V:\maz-hev\asefa\36403